December 15, 2020

Via EDGAR

Kimberly Browning, Esq.

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 10549

Re:	Guinness Atkinson Funds, File Nos. 333-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning:

On November 12, 2020, the Registrant filed Pre-Effective Amendment No. 1 to Form N-14 (Accession No. 0001398344-20-022229) (the “N-14/A”) with respect to the conversion of each of Guinness Atkinson Asia Pacific Dividend Builder Fund and Guinness Atkinson Dividend Builder Fund (each, a “Fund”) into new shell series that would operate as exchange traded funds.

On behalf of the Registrant, we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to the undersigned on November 24, 2020, relating to the N-14/A.

The Staff’s comments are set forth below followed by our response. We have attempted to accurately restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the N-14.

When a comment applies to more than one section of the filing, unless otherwise discussed, we have attempted to make changes consistently as appropriate. Comments have recently been provided on other registration statements filed by Registrant. Where appropriate, disclosure has been updated to reflect these comments.

The Registrant acknowledges that the Funds is responsible for the accuracy and adequacy of the disclosure in the Funds’ prospectus/information statements.

Comment No. 1: In the shareholder letter page 5, and throughout, clarify the discussions of the risks and benefits of the Conversion by separating risks and benefits into different paragraphs and ensure that disclosure is balanced to cover both benefits and detriments, as well as risks, and that paragraphs discussing risks are properly captioned. Ensure that discussions of benefits throughout are balanced by discussions of potential negative aspects.

Response: The Registrant has reviewed the disclosure and revised some disclosure in part. The Registrant notes that in certain areas, the risks are discussed together with the benefits in an attempt to balance the discussion of benefits, and this discussion was expanded in response to prior staff comments. The Registrant respectfully declines to remove discussions of risk in association with discussions of benefit in these areas.

ALEXANDRA ALBERSTADT ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 332.333.1979

Practus, LLP ● Alexandra.Alberstadt@Practus.com ● Practus.com

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 15, 2020

Comment No. 2: Throughout, in discussing the cost savings from operating the Funds as ETFs, articulate more clearly why expenses are reduced, the material aspects of the expense reductions and how shareholders are benefited. In particular, if costs are lower due to fee waivers or expense limitations, make this more clear. If costs are higher in any category of expenses, consider additional disclosure to highlight these expenses.

Response: The Registrant has revised the disclosure. The Registrant has provided a supplemental analysis of expenses for your review.

Comment No. 3: Throughout, limit discussions of the benefits of operating as an ETF to these particular Acquiring ETFs.

Response: The Registrant has revised this disclosure.

Comment No. 4: Throughout, remove references to there being no cost to opening or maintaining a brokerage account or demonstrate in detail that there are no such costs for all shareholders.

Response: The Registrant has revised the disclosure.

Comment No. 5: In the Q & A captioned “Why are the Conversions Occurring”, at the end, clarify whether the statement that the Conversions are designed to not be a taxable event is based on the waiver.

Response: The structure of the conversion is designed to be non-taxable to shareholders (except to the extent of cash received in redemption of fractional shares) based on Section 368 of the Internal Revenue Code of 1986, as amended, and associated regulations. The existence of the expense limitation agreement for the mutual fund and the corresponding ETF does not affect the status of the reorganization as a tax-free reorganization.

Comment No. 6: In the Q & A captioned “Are there any risks to owning ETFs that are different than the risks of owning mutual funds”, the discussion that follows covers risks and also discusses benefits. More clearly express the risks and benefits separately and consider revising the caption.

Response: The Registrant has revised the introductory language to note that it addresses risks and benefits.

Comment No. 7: In the Q & A captioned “Can you explain more about the operating expenses of the ETFs”, revise the text that follows to discuss only the Acquiring ETFs.

Response: The requested changes have been made.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 15, 2020

Comment No. 8: In the Q & A captioned “Are there other benefits to ETFs”, revise the caption to reflect that the text that follows also discusses risks.

Response: The Registrant has revised the introductory sentence below the caption to clarify that in identifying each benefit, the Registrant also addresses associated risks.

Comment No. 9: In the Q & A captioned “Who will pay for the Conversion”, indicate what costs are excluded from the cost estimate provided and state who will pay those costs.

Response: The Registrant has reviewed the disclosure. The Registrant has estimated costs allocable to the Conversion and believes that the $210,000 figure covers all costs of the Conversion that can currently be calculated.

Comment No. 10: In the Q & A captioned “Will the Conversions result in any federal tax liability to me”, and throughout, change “should” to “will” in discussing the tax opinions on the Conversion.

Response The Registrant has revised the disclosure.

Comment No. 11: Insert references to or define “Closing Date” earlier than on page 16 of the N-14, and please add a reference to the Closing Date to the shareholder letter.

Response: The requested change has been made.

Comment No. 12: Throughout, the document presents risks as being identical in the mutual fund as in the exchange traded fund. Yet, exchange traded funds also face risks associated with the ETF structure that a mutual fund does not have. Please revise the filing to remove the categorizations of risks as being “identical” for example, on page 17.

Response: The Registrant has revised the disclosure. The Registrant notes that with respect to the Funds’ investment programs, the objectives, strategies and policies are identical, but the Registrant has clarified that risks are similar.

Comment No. 13: In the section captioned “Fees and Expenses” beginning on page 22, the N-14 states that the Acquiring ETFs have no assets. Please confirm this is accurate.

Response: The Registrant confirms that the each Acquiring ETF is non-operational until the Closing Date and therefore has no investment assets as of the date of the N-14.

Comment No. 14: In the fee tables under “Fees and Expenses”, please revisit to confirm the accuracy of the numbers. In addition, insert a sub-total line for other expenses in the table.

Response: The Registrant has revised the fee tables as requested.

Comment No. 15: In the notes to the fee tables, explain why Footnote 2 discloses that expenses are estimated if the funds have an operating history, and why Footnote 3 seems to extend the period of recoupment for the Target Funds to beyond three years from the time the expense that was reimbursed was actually paid. Please modify this language for the Target Funds filings and for the N-14. Please confirm that the Registrant has prepared a FAS analysis on recoupment to confirm that recoupment is not probably and confirm that the Registrant’s auditor has been provided with a five-year FAS analysis. For the fee table to the Asia Pacific Dividend Builder Conversion, in Footnote 4, please add language confirming that no recoupment provision is included in the expense limitation agreement for the Acquiring ETFs.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 15, 2020

Response: The Registrant notes that Footnote 2 to each fee table relates to each Acquiring ETF, and that although estimates of expenses are based upon the historical expenses incurred by each Target Fund, those figures remain estimates and do not reflect actual expenses incurred by the Acquiring ETFs. As a result, the Registrant has considered the comment and believes that Footnote 2 is accurate. With respect to Footnote 3 describing recoupment, the Registrant notes that there will be no recoupment in the Acquiring ETFs. For the Target Funds, the Registrant notes that the analysis of the Registrant’s treatment of recoupment including an FAS analysis was last reviewed by the Staff in 2018, that a response letter to inquiries was filed on July 16, 2018 (Accession No. 0001398344-18-010141) and that the Funds independent public accountant has agreed with the Registrant’s analysis. The Registrant notes that as the Target Funds will be liquidated after the Conversions, modifying this language for the Target Funds is not likely to improve an investor’s understanding of this issue, particularly in the light of the fact that in the Conversions, the Target Funds’ recoupment balances with the Adviser will be extinguished. As a result, after consideration of the comment, the Registrant respectfully declines to modify the language of Footnote 3 in each table. The Registrant has added the requested language to Footnote 4 of the table for the Asia Pacific Dividend Builder Conversion.,

Comment No. 16: In each Conversion, the “other expenses” figures for the Acquiring ETFs appear to exceed the same figures for the Target Funds. Please explain how the Conversions result in lower costs to shareholders and clarify whether this is due to the increase in the size of the fee waiver/expense reimbursement provided by the Adviser. Please provide a supplemental explanation of specific fund expenses if necessary to explain this.

Response: Each Conversion results in a net reduction in expenses paid in several categories, as compared to what each mutual fund pays in the same categories. In other areas, due to additional costs incurred by exchange traded funds which are flat fees, the net expenses are larger due primarily to the size of the funds. The Adviser has entered into a fee waiver expense reimbursement arrangement, however, to ensure that shareholders receive the benefit of the lower ETF expense structure even before the Acquiring ETFs achieve scale.

Comment No. 17: For each Conversion, please relocate the Example to immediately below each Fee Table.

Response: The Registrant has made the requested changes.

Comment No. 18: Please add disclosure concerning diversification immediately after the fundamental investment restrictions and explain why Guinness Atkinson Dividend Builder Fund is diversified although it began as a non-diversified fund.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 15, 2020

Response: The Registrant has revised the disclosure to clarify that the Target Funds and the Acquiring ETFs are diversified, and noting that the Asia Pacific Dividend Builder Fund initially operated as a non-diversified fund, but became diversified through operations, and noting that the Asia Pacific Dividend Builder Fund cannot become non-diversified without the approval of shareholders.

Comment No. 19: Throughout, please harmonize references to “Closing Date” and opinion delivery to clarify when the opinion that the reorganization is a tax-free event will be actually delivered. In addition, please populate the form of Reorganization Agreement with specific dates.

Response: The Registrant has revised the disclosure.

Comment No. 20: In item 17, “Undertakings”, please revise to add that the tax opinions will be filed within a reasonable time after receipt, in compliance with the “Dear Registrant” letter dated February 15, 1996.

Response: The Registrant has revised the disclosure.

Respectfully submitted,

/s/ Alexandra Alberstadt

Alexandra Alberstadt

cc:	Chad Eskildsen, US Securities & Exchange Commission

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